PORTUM CAPITAL LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTUM CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 PACIFIC AVENUE
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSH STEIN

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN W, ANSON, CPA

(Name – *if individual, state last, first, middle name*)

18401 BURBANK BLVD #120	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSHUA STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTUM CAPITAL LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

See Attached CA Notarial Language for Public Notary: Kyle Eisenberg Commission # 2238120

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN FRANCISCO }

Subscribed and sworn to (or affirmed) before me on this 27 day of FEBRUARY, 2020
Date Month Year

by JOSHUA STEIN

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

KYLE DEVIN EISENBERG
COMM. 2238120 MFR. AAN1
NOTARY PUBLIC
CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXPIRES 05-10-2022

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document:______

Document Date:______

Number of Pages:______

Signer(s) Other Than Named Above:______

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of Portum Capital LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Portum Capital LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Portum Capital LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Portum Capital LLC's management. My responsibility is to express an opinion on Portum Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Portum Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the GCMI Securities Corp.'s financial statements. The Supplemental Information is the responsibility of the GCMI Securities Corp.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Portum Capital LLC's auditor since 2019.

Tarzana, California

February 7, 2020

PORTUM CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets		**2019**
Current assets		
Cash and equivalents	$	652,580
Other assets	$	333
Total current assets		652,913
Total assets	$	652,913
Liabilities and Members' Equity		
Current liablitiies		
Due to related party	$	24,605
Total current liabilities		24,605
Members' Equity		
Harbor Platform contribution		732,500
Retained earnings (deficit)		(104,192)
Total members' equity		628,308
Total liabilities and members' equity	$	652,913

PORTUM CAPITAL LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

Revenues:		
Total revenue	$	-
Expense:		
Salaries - Officers		70,604
Legal & Professional Fees		2,400
Professional Fees - Accounting		1,500
Professional Fees - FINOP		5,100
Rent		2,400
Telephne & Internet		188
Utilities		339
Third Party Expense		795
Regulatory Expense		15,868
Miscellaneous		4,200
Total expenses		103,392
Income (loss) from operation		(103,392)
Income Tax Provision		
Current state franchise tax		(800)
Total income tax provision		(800)
Net income (loss)	$	(104,192)

PORTUM CAPITAL LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

		2019
Operating activities		
Net income (loss)	$	(104,192)
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Depreciation and amortization	$	-
Change in working capital components:		
Other Assets		(333)
Due to related party		24,605
Net cash provided (used) by operating activities		(79,921)
Financing activities		
Proceeds from issuance of stock		732,500
Net cash provided (used) by financing activities		732,500
Increase in cash and equivalents		652,580
Cash and equivalents at January 1, 2019	$	-
Cash and equivalents at December 31, 2019	$	652,580
Cash paid for interest:	$	-
Cash paid for taxes:	$	800

PORTUM CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Beginning members' equity	Capital contributions / (withdrawals)	Total members' equity
Beginning balance January 1, 2019	$ -	$ -	$ -
Capital contributions	$ -	732,500	$ 732,500
Net Income (Loss)	$ -	(104,192)	$ (104,192)
Ending balance December 31, 2019	$ -	$ 628,308	$ 628,308

Note 1 - Organization and Nature of Business

Portum Capital LLC ("Portum") was organized on January 11, 2019 in the state of Delaware. Portum is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on September 26, 2019. Portum is authorized to engage in the private placement of securities, including private offerings of certain digital securities.

Portum is majority owned by Harbor Platform, Inc. ("Harbor"), a Delaware Corporation. For the year ended December 31, 2019, Portum's operations are maintained via additional paid-in-capital by Harbor and Harbor plans to continue to fund the operations with additional capital as needed.

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. Portum may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Portum has not experienced losses on these accounts, and management believes that Portum is not exposed to significant risks on such accounts.

ASC 606 Revenue Recognition
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Portum recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by Portum from a customer, are excluded from revenue.

The following is a description of services – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Portum generates its revenue. There was no revenue for the year ended December 31, 2019.

Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting. Actual results could differ from those estimates

Income Taxes
For federal and state, Portum is taxed as a unique entity and not on a consolidated basis as a subsidiary of

Harbor. Portum is subject to examinations by U.S. Federal and State tax authorities from 2019 to the present, and generally for three years after they are filed. Income taxes for 2019 were $800.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities Portum has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (the unobservable inputs should be developed based on the best information available in consideration of the circumstances and may include the companies own data).

There were no levels to measure at December 31, 2019.

Note 4 – Related Party

Under the terms of an expense sharing agreement with Harbor, Portum shares office space and certain expenses with Harbor that are billed monthly and payable monthly in arrears. Portum has paid $61,320 in 2019.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. Portum is not subject to the requirement inasmuch as it has an expense sharing agreement with Harbor.

Note 5 – Net Capital Requirements

Portum is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019. Portum had net capital of $627,975, which was $622,975 in excess of its required net capital of $5,000.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 7, 2020, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 7 – Reserve Formula Exemption

Portum Capital, LLC is claiming an exemption from SEA Rule 15c3-3. However, the firm does not qualify for the existing exemptions under paragraph (k) of SEA Rule 15c3-3.

Portum Capital, LLC does not qualify for the exemptive provisions under (k)(1) of the Rule in that it does not engage in the purchase and/or sale of investment company securities or any other business types outlined in this section of the rule.

Portum Capital, LLC also does not qualify for the exemptive provisions under (k)(2)(i) of the Rule in that it does not process investor transactions through a Special Account for the Benefit of the Customers of Portum Capital, LLC. This is due to the fact that all client transactions are executed by the firm's client directly with an issuer or directly with the contra party to an M&A transaction. Portum Capital, LLC does not handle any customer funds or securities and does not maintain or transmit funds through a segregated (k)(2)(ii) qualified bank account.

Additionally, the firm does not qualify for the (k)(2)(ii) exemption to the Rule. This is due to the fact that the firm exclusively engages in and M&A and/or a private placement business which does not require a carrying or clearing broker dealer. As stated above, all investments made by the firm's clients are made directly with the issuer or with the contra third party of an M&A transaction.

However, the firm is exempt from SEA Rule 15c3-3 pursuant to Footnote 74 of the SEC's adopting release 34-70073 for the Rule 17a-5. Per this release, Portum Capital, LLC still is exempt from SEA Rule 15c3-3 regardless of the fact that it does not fit into one of the exemptive provisions for Rule 15c3-3 due to the fact that its business activities are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

PORTUM CAPITAL LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL
For the year ended December 31, 2019

		2019
Computation of Net Capital under Rule 15c3-1 of the SEC:		
	$	-
Total members' equity from financial condition	$	628,308
Deduction and changes:		
Non-allowable other assets		(333)
Net Capital	$	627,975
Aggregate indebtedness:		
Due to related party	$	24,605
Total aggregate indebtedness		24,605
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		627,975
Excess net capital	$	622,975

No difference exists between the submitted quarterly FOCUS Part IIA for the period through December 31, 2019 and the net capital computation contained in this audit report.

PORTUM CAPITAL LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Portum Capital LLC is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (see Note 7 in Notes to Financial Statements)

Schedule III
Information Related to Possession or Control
Requirements Under Rule 15x3-3

Portum Capital LLC is exempt from the Rule 15c3-3 as it relates to possession and Control Requirements under the exemptive provision (see Note 7 in Notes to Financial Statements)

ASSERTIONS REGARDING EXEMPTION PROVISIONS

We, as members of the management of Portum Capital LLC ("Portum"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertions:

Identified Exemption Provision

Portum Capital LLC claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (see Note 7 in Notes to Financial Statements).

Statement Regarding Meeting Exemption Provision

Portum Capital LLC met the identified exemption provision without exception throughout the period from January 1 .2019 to December 31, 2019 (see Note 7 in Notes to Financial Statements).

PORTUM CAPITAL LLC

DocuSigned by:
Joshua Stein
86F538930DA14EA...

Josh Stein
CEO